

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Jamere Jackson
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

   Re: AutoZone, Inc.
     Form 10-K for the Year Ended August 29, 2020
     File No. 001-10714
     Filed October 26, 2020

Dear Mr. Jackson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services